Exhibit 99.1

Interim Financial Statements of
(Unaudited)

ACASTI PHARMA INC.

For the three-month periods ended May 31, 2013 and 2012

ACASTI PHARMA INC.
Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2013 and 2012

Financial Statements

Interim Statements of Financial Position	1

Interim Statements of Earnings and Comprehensive Loss	2

Interim Statements of Changes in Equity	3

Interim Statements of Cash Flows	4

Notes to Interim Financial Statements	5

ACASTI PHARMA INC.
Interim Statements of Financial Position
(Unaudited)

As at May 31, 2013 and February 28, 2013

	May 31,	February 28,
	2013	2013

Assets

Current assets:
Cash	$854,951	$1,196,568
Short-term investments	3,002,050	3,588,227
Trade and other receivables	603,453	450,838
Receivable from corporation under common control	49,658	49,658
Tax credits receivable	386,702	335,501
Inventories	217,504	222,125
Prepaid expenses	43,227	16,691
	5,157,545	5,859,608

Equipment	17,795	19,278
Intangible asset	6,149,294	6,291,162

Total assets	$11,324,634	$12,170,048

Liabilities and Equity

Current liabilities:
Trade and other payables	$637,929	$706,883
Payable to parent corporation (note 6)	1,635,149	1,210,604
Royalties payable to parent corporation (note 5)	731,745	528,885
Total liabilities	3,004,823	2,446,372

Equity:
Share capital (note 3)	28,943,023	28,922,710
Warrants and rights (note 3)	406,687	406,687
Contributed surplus	979,641	438,711
Deficit	(22,009,540)	(20,044,432)
Total equity	8,319,811	9,723,676

Commitments (note 5)

Total liabilities and equity	$11,324,634	$12,170,048

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Interim Statements of Earnings and Comprehensive Loss
(Unaudited)

Three-month periods ended May 31, 2013 and 2012

	May 31,	May 31,
	2013	2012

Revenue from sales	$6,388	$13,658
Cost of sales	(1,902)	(4,560)
Gross profit	4,486	9,098

General and administrative expenses	(1,203,439)	(1,068,628)
Research and development expenses, net of tax credits of $51,201 (2012 - $74,168)	(778,627)	(559,724)
Results from operating activities	(1,977,580)	(1,619,254)

Finance income	10,222	7,199
Finance costs	(874)	(869)
Foreign exchange gain	3,124	36,944
Net finance income	12,472	43,274

Net loss and total comprehensive loss for the period	$(1,965,108)	$(1,575,980)

Basic and diluted loss per share	$(0.03)	$(0.02)

Weighted average number of shares outstanding	73,163,503	72,658,328

See accompanying notes to unaudited interim financial statements

ACASTI PHARMA INC.
Interim Statements of Changes in Equity
(Unaudited)

Three-month periods ended May 31, 2013 and 2012

	Share capital		Warrants	Contributed
	Number	Dollar	and rights	surplus	Deficit	Total

Balance, February 28, 2013	73,107,538	$28,922,710	$406,687	$438,711	$(20,044,432)	$9,723,676

Net loss and total comprehensive
loss for the period	–	–	–	–	(1,965,108)	(1,965,108)
	73,107,538	28,922,710	406,687	438,711	(22,009,540)	7,758,568

Transactions with owners,
recorded directly in equity
Contributions by and distribution
to owners
Share-based payment
transactions (note 4)	–	–	–	540,930	–	540,930
Warrants exercised (note 3)	67,500	16,875	–	–	–	16,875
Share options exercised (note 4)	13,750	3,438	–	–	–	3,438
Total contributions by and
distribution to owners	81,250	20,313	–	540,930	–	561,243

Balance at May 31, 2013	73,188,788	$28,943,023	$406,687	$979,641	$(22,009,540)	$8,319,811

Balance, February 29, 2012	72,636,888	$28,614,550	$313,315	$(1,306,451)	$(13,152,072)	$14,469,342

Net loss and total comprehensive
loss for the period	–	–	–	–	(1,575,980)	(1,575,980)
	72,636,888	28,614,550	313,315	(1,306,451)	(14,728,052)	12,893,362

Transactions with owners,
recorded directly in equity
Contributions by and distribution
to owners
Share-based payment
transactions (note 4)	–	–	40,823	488,804	–	529,627
Warrants exercised (note 3)	53,150	14,165	–	(878)	–	13,287
Total contributions by and
distribution to owners	53,150	14,165	40,823	487,926	–	542,914

Balance at May 31, 2012	72,690,038	$28,628,715	$354,138	$(818,525)	$(14,728,052)	$13,436,276

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Interim Statements of Cash Flows
(Unaudited)

For the three-month periods ended May 31, 2013 and 2012

	May 31,	May 31,
	2013	2012

Cash flows from operating activities:
Net loss for the period	$(1,965,108)	$(1,575,980)
Adjustments:
Depreciation of equipment	1,483	1,971
Amortization of intangible asset	164,286	164,286
Stock-based compensation	540,930	529,627
Net finance income	(12,472)	(43,274)
Realized foreign exchange (loss) gain	(996)	15,263
	(1,271,877)	(908,107)

Changes in non-cash operating working capital items:
Trade and other receivables	(152,615)	(113,468)
Inventories	4,621	14,361
Tax credits receivable	(51,201)	(74,168)
Prepaid expenses	(26,536)	13,420
Trade and other payables	(68,954)	(171,283)
Payable to parent corporation	424,545	548,616
Royalties payable to parent corporation	202,860	39,429
	332,720	256,907

Net cash used in operating activities	(939,157)	(651,200)

Cash flows from investing activities:
Interest received	96,399	337
Acquisition of intangible assets	(22,418)	–
Acquisition of short-term investments	(3,000,000)	–
Maturity of short-term investments	3,500,000	250,000
Net cash from investing activities	573,981	250,337

Cash flows from financing activities:
Proceeds from exercise of warrants and options	20,313	13,287
Interest paid	(874)	(869)
Net cash from financing activities	19,439	12,418

Foreign exchange gain on cash held in foreign currencies	4,120	21,681
Net decrease in cash	(341,617)	(366,764)

Cash, beginning of period	1,196,568	1,589,810

Cash, end of period	$854,951	$1,223,046

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2013 and 2012

1.      Reporting entity

Acasti Pharma Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)).  The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec,      H7T 0A3. The Corporation is a majority-owned subsidiary of Neptune Technologies and Bioressources Inc. (“Neptune”).

On August 7, 2008, the Corporation commenced operations after having acquired from Neptune an exclusive worldwide license to use its intellectual property to develop, clinically study and market new pharmaceutical products to treat human cardiovascular conditions. Neptune’s intellectual property is related to the extraction of particular ingredients from marine biomasses, such as krill.  The eventual products are aimed at applications in the over-the-counter medicine, medical foods and prescription drug markets.

Operations essentially consist in the development of new products and the conduct of clinical research studies on animals and humans.  Almost all research and development, administration and capital expenditures incurred by the Corporation since the start of the operations are associated with the project described above.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation will have to finance its research and development activities and its clinical studies. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

2.      Basis of preparation

(a)	Statement of compliance:

These interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (IASB), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited annual financial statements, except as disclosed in note 2 (f).  These condensed interim financial statements have been prepared under IFRS in accordance with IAS 34, Interim Financial Reporting. Certain information, in particular the accompanying notes, normally included in the annual financial statements prepared in accordance with IFRS has been omitted or condensed. Accordingly the condensed interim financial statements do not include all of the information required for full annual financial statements, and therefore, should be read in conjunction with the audited financial statements and the notes thereto for the year ended February 28, 2013.

(b)	Going concern:

The Corporation has incurred operating losses and negative cash flows from operations since inception.  As at May 31, 2013, the Corporation’s current liabilities and expected level of expenses in the research and development phase of its drug candidate significantly exceed current assets.  The Corporation’s liabilities at May 31, 2013 include amounts due to Neptune of $2,366,894.  The Corporation plans to rely on the continued support of Neptune to pursue its operations, including obtaining additional funding, if required.  The continuance of this support is outside of the Corporation’s control.  If the Corporation does not receive the continued financial support from its parent or the Corporation does not raise additional funds, it may not be able to realize its assets and discharge its liabilities in the normal course of business.  As a result, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business.

The financial statements have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.  These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary if the going concern basis was not appropriate for these financial statements.

(c)	Basis of measurement:

The financial statements have been prepared on the historical cost basis, except for stock-based compensation which is measured in accordance with the provision of IFRS 2, Share-Based Payment.

(d)	Functional and presentation currency:

These financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2013 and 2012

2.      Basis of preparation (continued):

(e)	Use of estimates and judgements:

The preparation of the financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the following:

•	The use of the going concern basis (note 2 (b)).

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Measurement of stock-based compensation (note 4).

•	Allocation of shared costs amongst the Neptune group companies (note 6).

Also, the Corporation uses its best estimate to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts.  The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized.  Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

(f)	Accounting changes

On March 1, 2013, the Corporation adopted the following new accounting standard issued by the IASB:

➢
IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements.  IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value.  Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions).

The impact of the adoption of this standard did not have a significant impact on the Corporation’s interim financial statements.

3.      Capital and other components of equity

(a)      Share capital:

Authorized capital stock:

Unlimited number of shares:

➢	Class A shares, voting (one vote per share), participating and without par value

➢
Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares.  Class B shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class B shares are redeemable at the holder’s discretion for $0.80 per share, subject to certain conditions. 1

➢
Class C shares, non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares.  Class C shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class C shares are redeemable at the holder’s discretion for $0.20 per share, subject to certain conditions. 1

➢
Class D and E shares, non-voting, non-participating, without par value and maximum monthly non-cumulative dividend between 0.5% and 2% on the amount paid for said shares.  Class D and E shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class D and E shares are redeemable at the holder’s discretion, subject to certain conditions. 1

1 None issued and outstanding

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2013 and 2012

3.      Capital and other components of equity (continued):

(a)    Share capital (continued):

	Class A shares
	(classified as equity)

	Number
	outstanding	Amount

Balance May 31, 2013	73,188,788	$28,943,023
Balance February 28, 2013	73,107,538	28,922,710

(b)    Warrants

The warrants of the Corporation are composed of the following as at May 31, 2013 and February 28, 2013:

		May 31,		February 28,
		2013		2013

	Number		Number
	outstanding	Amount	outstanding	Amount

Equity
Series 4 warrants	5,364,850	$–	5,432,350	$–
Private placement warrants
Series 6 warrants	375,000	306,288	375,000	306,288
Series 7 warrants	375,000	100,399	375,000	100,399
	6,114,850	$406,687	6,182,350	$406,687

Series 4 allows the holder to purchase one Class A share for $0.25 per share until October 8, 2013.  During the period ended May 31, 2013, 67,500 warrants have been exercised for total consideration of $16,875.

Series 6 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015.

Series 7 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015 subject to the achievement of certain agreed upon and predefined milestones.  Series 7 warrants are subject to vesting in equal installments over four semesters, subject to continued service and attainment of market (187,500 warrants) and non-market performance conditions (187,500 warrants).

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2013 and 2012

4.      Share-based payment:

Description of the share-based payment arrangements:

At May 31, 2013 the Corporation has the following share-based payment arrangements:

(a)	Corporation stock-based compensation plan:

The Corporation has established a stock-based compensation plan for directors, officers, employees and consultants.  The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the eve of the grant.  Under this plan, the maximum number of options that can be issued equaled 10% of Acasti Class A shares held by public shareholders, as approved annually by such shareholders.  On June 27, 2013, the Corporation’s shareholders approved the renewal of the Corporation stock option plan, under which the maximum number of options that can be issued is 7,317,128, corresponding to 10% of the shares outstanding as of the date of shareholders’ approval.  The terms and conditions for acquiring and exercising options are set by the Corporation’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis.  The total number of shares issued to a single person cannot exceed 5% of the Corporation’s total issued and outstanding shares, with the maximum being 2% for any one consultant.

The number and weighted average exercise prices of share options are as follows:

		Three-month		Three-month
		period ended		period ended
		May 31, 2013		May 31, 2012

	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Outstanding at beginning of period	$1.55	5,216,250	$1.15	3,347,500
Granted	2.27	115,000	2.10	2,155,000
Exercised	0.25	(13,750)	–	–
Forfeited	2.48	(25,000)	–	–
Outstanding at end of period	$1.57	5,292,500	$1.52	5,502,500

Exercisable at end of period	1.33	2,984,498	$0.71	1,195,250

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2013 and 2012

4.      Share-based payment (continued):

(a)	Corporation stock-based compensation plan (continued):

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the three-month periods ended:

	May 31, 2013	May 31, 2013
	2013	2012

Share price	2.21$	2.10$
Dividend	–	–
Risk-free interest	1.04%	1.33%
Estimated life	2.93 years	4.15 years
Expected volatility	81.11%	70.58%

The weighted average of the fair value of the options granted to employees during the period is $1.13 (2012 - $0.99).  No options were granted to non-employees.

The weighted average share price at the date of exercise for options exercised during the period was $2.43.

At May 31, 2013, the Corporation recognized stock-based compensation under this plan in the amount of $163,865 (2012 - $246,345).

(b)	Neptune stock-based compensation plans:

Neptune maintains various stock-based compensation plans for the benefit of directors, officers, employees and consultants that provide services to its consolidated group, including the Corporation.  The Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation.

(i)	Neptune stock options:

At May 31, 2013, the Corporation recognized stock-based compensation related to the Neptune plans in the amount of $176,602 (2012- $216,734).

(ii)	Neptune-owned NeuroBioPharm Inc. warrants:

At May 31, 2013, the Corporation recognized stock-based compensation related to this plan in the amount of $1,069 (2012 - $7,547).

(iii)	Neptune-owned Acasti warrants:

At May 31, 2013, the Corporation recognized stock-based compensation related to this plan in the amount of $1,471 (2012 - $59,001).

(iv)	Neptune-owned NeuroBioPharm Inc. call-options:

At May 31, 2013, the Corporation recognized stock-based compensation related to this plan in the amount of $324 (nil in 2012).

(v)	Neptune-owned Acasti call-options:

At May 31, 2013, the Corporation recognized stock-based compensation related to this plan in the amount of $197,599 (nil in 2012).

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2013 and 2012

5.      Commitments:

License agreement:

The Corporation is committed under a license agreement to pay Neptune until the expiration of Neptune’s patents on licensed intellectual property, a royalty equal to the greater of the minimum royalty payments and the sum of (a) in relation to sales of products in the licensed field, the greater of: (i) 7.5% of net sales, and (ii) 15% of the Corporation’s gross margin; and (b) 20% of revenues from sub-licenses granted by the Corporation to third parties.  Minimum royalty payments were initially as follows: year 1 - nil; year 2 - $50,000; year 3 - $200,000; year 4 - $300,000; year 5 - $900,000; and year 6 and thereafter - $1,000,000. Minimum royalties are based on contract years based on the effective date of the agreement, August 7, 2008, and were adjusted during the year ended February 28, 2013 as discussed below.  After the expiration of Neptune’s patents on licensed intellectual property in 2022, the license agreement will automatically renew for an additional 15 years, during which period royalties will be determined to be equal to half of those calculated with the above formula.

The Corporation has the option to pay future royalties in advance, in cash or in kind, in whole or in part, based on an established economic model contained in the license agreement.

The Corporation can also abandon its rights under all or part of the license agreement and consequently remove itself from the obligation to pay all or part of the minimum royalties by paying a penalty equal to half of the next year’s minimum royalties.

In addition, the Corporation is committed to have its products manufactured by Neptune at prices determined according to different cost-plus rates for each of the product categories under the license agreement.

During the year ended February 28, 2013, the Corporation’s Board of Directors abandoned the rights to one of the licensed fields, which relieves the Corporation of any further royalty payments related to this licensed field, retroactively to August 7, 2011.  Accordingly, the minimum royalty payments are as follows: year 4 - $225,000; year 5 - $700,000; and year 6 and thereafter - $750,000.

On December 4, 2012, the Corporation announced that it entered into a Prepayment Agreement with Neptune pursuant to which the Corporation exercised its option under the exclusive technology license agreement to pay in advance all of the future royalties’ payable under the license agreement.

The value of the prepayment, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the license agreement, amounts to $15,525,000, which will be paid through the issuance of 6,750,000 Class A shares, issuable at a price of $2.30 per share, upon the exercise of a warrant delivered to Neptune at the signature of the Prepayment Agreement.

The prepayment and the issuance of the shares to Neptune were approved by the disinterested shareholders of the Corporation at the annual meeting of shareholders of the Corporation held on June 27, 2013 and subsequently by the TSX Venture Exchange (see note 8).

Research and development agreements:

In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.  The Corporation has reserved certain rights relating to these projects.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total cost of $4,436,000, of which an amount of $2,979,000 has been paid to date.  As at May 31, 2013, an amount of $55,000 is included in ''Trade and other payables'' in relation to these projects.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2013 and 2012

6.      Related parties:

(a)	Administrative and research and development expenses:

During the three-month periods ended May 31, 2013 and 2012, the Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation and for royalties, as follows:

	May 31,	May 31,
	2013	2012

Administrative costs	$224,958	$289,353
Research and development costs, before tax credits	150,163	187,808
Royalties (note 5)	176,438	27,781
	$551,559	$504,942

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are being charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items.

These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness.  Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

(b)      Payable to parent corporation:

Payable to parent corporation has no specified maturity date for payment or reimbursement and does not bear interest.

(c)	Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 2% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the three-month periods ended May 31, 2013 and 2012:

	May 31,	May 31,
	2013	2012

Short-term employee benefits	$140,167	$225,820
Share-based compensation costs	392,768	437,030
	$532,935	$662,850

7.      Operating segments:

The Corporation has one reportable operating segment: the development and commercialization of pharmaceutical applications of its licensed rights for cardiovascular diseases.

The majority of the Corporation’s assets are located in Canada.

The Corporation’s sales are attributed based on the customer’s area of residence.  All of the sales were made to the United States.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2013 and 2012

8.      Subsequent events:

Prepayment agreement

On July 12, 2013, as a result of the approval of the prepayment agreement (see note 5), the Corporation issued 6,750,000 Class A shares, at a price of $2.30 per share to Neptune.

The transaction was recorded upon approval of the agreement, whereby an amount of $15,525,000 was credited to share capital and an amount of $15,130,000 was debited to intangible assets.  The difference of $395,000 between the two amounts represents the royalties foregone as of December 4, 2012, date at which the Corporation entered into the prepayment agreement.

Equity Incentive Plan

On June 27, 2013 (the “Grant Date”), the Corporation  granted to board members, executive officers, employees and consultants a total of (i) 1,060,000 Restrictive Share Units (the “APO RSUs”) under the Corporation Equity Incentive Plan (the “Plan”). APO RSUs will vest automatically overtime based on a specific rate, depending on each holder’s category, but sixty percent (60%) of such awards will be released only upon achievement of the performance objectives identified by the Corporation.  Performance objectives are based in part on the Corporation’s specific and global goals, but also on each holder’s individual performance.

RSUs granted above remain subject to the final approval of the Plan by the TSX Venture Exchange.